Filed by Hewlett Packard Enterprise Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Hewlett Packard Enterprise Company

Commission File No.: 001-37483

This filing consists of communications, including an investor deck, by Hewlett Packard Enterprise Company (“Hewlett Packard Enterprise”) in connection with the proposed distribution of Everett SpinCo, Inc. (“Everett”), a wholly-owned subsidiary of Hewlett Packard Enterprise, to Hewlett Packard Enterprise’s stockholders and merger of Everett with a wholly-owned subsidiary of Computer Sciences Corporation (the “Transaction”) as well as certain communications to Hewlett Packard Enterprise and Everett employees in connection with the proposed Transaction, including emails and the script of a video. In addition, Hewlett Packard Enterprise shared, through its social media account on Twitter, certain images, articles and blog posts regarding the proposed Transaction.  Copies of the posts made on Twitter are included herein.

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[Email to HPE Employees]

Q2 Earnings and merger of Enterprise Services with CSC

To: All HPE employees

Today, HPE announced Q2 earnings, our best performance since I joined the company in 2011. We also announced plans for a tax-free spin-off and merger of our Enterprise Services business with CSC, a $6 billion IT services company. I want to share more information with you about both of these announcements.

Q2 FY16 Earnings

In Q2, we saw our first quarter of reported revenue growth on a year over year basis since 2011, and our fourth consecutive quarter of year over year revenue growth in constant currency. These results were driven by excellent performance in servers, networking, storage, and converged infrastructure, as well as outstanding performance in Enterprise Services.

Enterprise Group had an exceptional quarter — growing on an “as reported basis” in every product group across all regions. ES grew revenue year over year in constant currency for the second consecutive quarter while continuing to expand margins for the eighth consecutive quarter. Software performed well, delivering its third consecutive quarter of constant currency growth when adjusted for divestitures and acquisitions. And, in HPE Financial Services, we saw double digit volume growth over the prior year.

With strong performance across every one of our business segments, HPE delivered non-GAAP diluted EPS of $0.42, and free cash flow improved in the second quarter to $511 million. Today’s results confirm success in our turnaround strategy and why now is the right time to accelerate our focus on two businesses.

Merger of Enterprise Services business with CSC

When we launched HPE in November, we talked about the value of being a smaller, more focused and agile company. In our first two quarters, we’ve delivered strong results, brought exciting new innovations to market and strengthened how we deliver for our customers and partners. Now, we are making a major move that will further accelerate the business. With today’s announcement we are setting up both HPE and the new company, CSC combined with ES, to win in each of their respective markets.

For HPE, today’s announcement unlocks a faster growing, higher-margin and stronger free cash flow business. A standalone HPE with $33 billion in expected annual revenue will sharpen its focus on secure, next generation, software-defined infrastructure that leverages a world-class portfolio of servers, storage, networking, converged infrastructure, as well as our Helion Cloud platform and software assets. By bringing together leadership positions in these key data center technologies, HPE will help customers run their traditional IT better, while building a bridge to multi-cloud environments. Beyond the data center, we’re redefining IT at the edge with our next generation of Aruba and computing products for campus, branch and IoT applications. In addition, through our Technology Services division, we’ll apply the necessary consulting capabilities to help our customers. HPE Financial Services offers customers financial flexibility to maximize their investments. And, we will continue to leverage our portfolio of operations, security, and big data software assets that deliver machine learning and deep analytics capabilities to customers.

For Enterprise Services, merging with CSC will create an expected $26 billion pure-play, global IT services powerhouse. We couldn’t have done this before and are only able to do it now because of the progress ES has made to turn their business around. In joining together, Enterprise Services and CSC will more rapidly accelerate already-improved financial and operational performance. For customers, this enhances global access to world-class offerings in next-generation cloud, mobility, application development and modernization, business process services, big data and analytics, workplace, IT services, and security, combined with deep industry experience in sectors that include financial services, transportation, consumer products, healthcare, and insurance.

We expect the merger of Enterprise Services and CSC to be completed by March 31, 2017. At that time, Mike Lawrie, the current head of CSC, will become chairman, president and CEO of the new company. To ensure leadership continuity for our customers and employees, Mike Nefkens will be a key part of the new company’s executive team and I will serve on its Board of Directors. In addition, the new company’s board will be split 50/50 between directors nominated by HPE and CSC.

Throughout the process, we’ll keep you informed of our progress and will share information as it becomes available. We’ve created a page on HPE News Now with additional information and resources that we plan to update regularly.

What I need from you…

Our customers and partners need to remain our top priority. While we’ve delivered our second quarter of strong results as a standalone company, we must stay relentlessly focused on continuing to deliver against our financial commitments — growing revenue, increasing earnings per share and delivering on free cash flow.

Please join the Executive Council and me for an All Employee Meeting tomorrow, Wednesday, May 25 where we will talk more about today’s announcements and answer your questions.

It’s amazing how far we’ve come over the last five years. I’m excited about the future of both companies. Thank you for everything you are doing and let’s stay focused on continuing to deliver.

Best,

Meg

For those countries that require consultation with works councils or other employee representatives, this is not intended to provide country-specific complete information and in no way reflects that final decisions have been made at a country level. With respect to such countries, final decisions are subject to prior consultation with works councils and other employee representatives, as required, and in compliance with local laws.

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[Email to Enterprise Services Employees]

All Enterprise Services employees,

Today we announced plans for a tax-free spin-off and merger of our Enterprise Services business with CSC, creating a new pure-play global IT services powerhouse. We expect to complete the transaction by March 31, 2017.

We’ve greatly benefited from our journey with Hewlett Packard Enterprise, especially the recent momentum achieved since separation and particularly in the last two quarters. With your support and hard work, we’ve been able to turn around the Enterprise Services business so we would be in a position of strength to take this natural next step — joining with CSC to create a new company. With an expected $26 billion in annual revenue, we will be well-capitalized, and ready to compete and win against emerging services players. We will take the best of both Enterprise Services and CSC to form this dynamic new company, and together we will be much more agile, focused and able to go faster on our own.

For more details, I encourage you to watch this video where Meg and I discuss the deal — why it matters, why we are executing it now, and what it means for you [script of video provided herein].

I know first-hand that change can be difficult, but we are confident this is the right thing for our business. I am excited to take this leap forward and know Enterprise Services is ready for the next phase in our journey. Team, thank you for everything you’re doing. If you have any questions, please reach out to your manager, to your leadership or to me.

Thanks,

Mike

For those countries that require consultation with works councils or other employee representatives, this is not intended to provide country-specific complete information and in no way reflects that final decisions have been made at a country level. With respect to such countries, final decisions are subject to prior consultation with works councils and other employee representatives, as required, and in compliance with local laws.

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Meg Blog — Newsroom

The Right Next Step

By Meg Whitman, President & CEO of Hewlett Packard Enterprise

When we launched Hewlett Packard Enterprise, we talked about the value of being a smaller, more focused and agile company. In our first two quarters, we’ve delivered strong results, brought compelling new innovations to market, and strengthened how we deliver to our customers and partners. Now, we are making a major move that will further accelerate the business.

Today, HPE announced plans to spin off and merge our Enterprise Services business with CSC. This deal is very exciting because it does two things: it creates a new pure-play global IT services powerhouse, and it unlocks HPE to be more competitive, with faster growth, higher margins and stronger free cash flow.

The Best of CSC and HPE’s Enterprise Services

By combining CSC with HPE’s Enterprise Services, we’re creating a new company with greater agility, focus, and the ability to drive faster outcomes for customers. It will offer world-class strength in customer service and IT operations, market-leading industry and technology expertise, global scale, and best-in-class offerings.

The new company, with $26 billion in expected annual revenue, takes the best of CSC and HPE’s Enterprise Services to create a winning combination of CSC’s deep turnaround expertise and transformation capabilities, plus the strong customer relationships and industry experience of HPE’s Enterprise Services.

A Focused HPE

I’m also excited about this deal because it allows the future HPE to further sharpen our leadership and build the vital end-to-end infrastructure solutions needed to power the cloud and mobility revolutions. Our goal is to provide secure hybrid IT and campus mobility solutions that accelerate our customers’ digital transformation journey.

The standalone HPE, with $33 billion in expected annual revenue, will focus on secure, next generation, software-defined infrastructure that leverages a world-class portfolio of servers, storage, networking, converged infrastructure, as well as our Helion Cloud platform and software assets. Beyond the data center, HPE is redefining IT at the edge with its next generation of Aruba and computing products for campus, branch and Internet of Things applications.

Why Now?

This is the right next step for both companies and our customers. I’m so proud of the progress our Enterprise Services business has made over the last few years, which makes this market-

defining merger possible. With today’s announcement we are setting up both HPE and the new company to win in each of our respective markets.

Ensuring Continuity

We expect the merger of HPE’s Enterprise Services and CSC to be complete by March 31, 2017. With the separation, HPE proved that we could undertake massive change at an incredible scale while continuing to deliver for our customers. This will be no different. Through every step of the process, and after the transaction closes, we will take steps to ensure continuity for our customers, partners and employees.

Mike Lawrie, the current head of CSC, will become chairman, president and CEO of the new company. Mike Nefkens, the current EVP and GM of HPE’s Enterprise Services, will be a key part of the new company’s executive team, working closely with Mike Lawrie. In addition, I will serve on the new company’s Board of Directors, which will be split 50/50 between directors nominated by HPE and CSC.

And I want to add that our customers can rest assured—we will deliver on the commitments we’ve made. We will create long-term agreements between the new company and HPE to meet our current commitments, while growing new business opportunities over time. In fact, HPE will be one of the new company’s largest customers.

A Bright Future

It’s amazing how far we’ve come over the last five years, and I’m excited about the bright futures of both organizations. With this bold announcement, we will create two strong, closely aligned companies with the vision, focus and execution needed to thrive in this time of digital transformation.

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INFOGRAPHIC: HPE’s Spin-Off and Merger of Enterprise Services Business with CSC

Today, Hewlett Packard Enterprise announced plans to spin off and merge its Enterprise Services business with CSC.

The deal combines HPE’s Enterprise Services business with CSC to create a new pure-play global IT services powerhouse, and also unlocks a standalone HPE to be more competitive, with faster growth, higher margins and stronger free cash flow. The transaction is expected to be completed by March 31, 2017.

Below, we share the numbers behind this transaction. Read the press release for more information and forward-looking statements: http://investors.hpe.com/#undefined

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•                  .@HPE CEO Meg Whitman: ‘Spin-Merger’ of ES with @CSC is “right next step for both companies & our customers” hp.nu/8NzJ300xPsb (ARTICLE) $HPE

[See Blog Post in this 425 filing]

[video script]

MEG WHITMAN

Hi everyone! You’ll be hearing more from Mike Nefkens in a few moments, but I didn’t want to miss a chance to send you a brief message. By now you’ve probably heard the news we announced today: plans for a spin-off and merger of our Enterprise Services business with CSC. This is really exciting news. We are creating a new company: the combined Enterprise Services and CSC will be a pure-play, global IT services powerhouse. And we wouldn’t be able to do this if it weren’t for all of you. I’m really proud of this team. You have made tremendous progress turning Enterprise Services around. You’ve brought this business to a place of strength and stability — a place that enables Enterprise Services to take this next leap forward. I’m confident it’s the right thing for the business, and I want to thank all of you for your efforts on this journey.

So with that, I’ll turn it over to Mike….Mike?

MIKE NEFKENS

Thanks, Meg. Hi everyone. As you’ve heard, we are announcing big news today. I want to be very clear — this is not an acquisition. This is a spin-merge, that like Meg said, will create a new company that will be a pure-play, global IT services powerhouse.  We expect to complete the transaction by March 31, 2017. I know this is big news, and I want to share why it’s the right move, why we’re executing it now and what it means for you.

Over the past few years, we’ve made immense progress in turning around Enterprise Services. Remember — in FY13, just three customers made up 65 percent of our operating profit. Today, no single customer accounts for more than 10 percent. We have significantly improved our cost structure and how we run our business. And in this 3-year period, I’m proud to say we have achieved industry-leading net promoter scores from our customers.

Also, we’ve had eight quarters of profit improvement, and we’ve improved more than 500 basis points in over three years. And what I’m most excited about is that we stopped revenue decline and now shown two quarters of growth in constant currency. As a result of these efforts, we’re on track to achieve our goal of having a market-competitive cost structure and operating margin. The bottom line is, we’ve done an amazing job, and we should be extremely proud of ourselves.

We have greatly benefitted from our journey with HPE. That said, it’s obvious that our business is very different from the rest of HPE. And to realize the potential for both Enterprise Services and HPE, our paths need to diverge. Now, with stabilized revenue and significantly expanded margins, we are in a position of strength to take the natural next step…something we honestly wouldn’t have been able to do until now.

Together with CSC, we will be more agile, more focused, and able to drive faster. With expected $26 billion in annual revenue, we will be ready to compete and win against emerging services players. We will take the best of both companies to offer global scale, world-class offerings in cloud, mobility, application modernization and security, market leading industry and technology expertise, and combined executive and market leadership. It’s a powerful combination: CSC brings deep turnaround experience and transformation capabilities, while we have the strongest customer relationships, go-to-market and industry experience in the business.

In terms of leadership, the current head of CSC, Mike Lawrie, will become chairman, president and CEO of the new company, and Meg Whitman will serve on its Board of Directors. I will be a key part of the new company’s executive team and will partner closely with Mike on building the new organization. We’ll also have a new name for the company.

And rest assured, we will stay close to HPE. In fact, the new company’s board will be split 50/50 between directors nominated by HPE and CSC. And most importantly, we have long term agreements with HPE to make sure we meet our client commitments…So there will be no disruption to service.

Now, let’s talk about how this will impact you: Our priorities remain the same — we must drive results for our clients. All of us are on the hook to meet our numbers. Now more than ever, it’s important we stay focused. In FY16, we’ve delivered two strong quarters, and I know we can keep it up to deliver a strong second half of the year. Remember this transaction doesn’t close until March 31, 2017, so we are all on the hook to deliver great financial results until then.

For the vast majority of employees, nothing will change immediately. Keep moving forward with business initiatives, such as Unify, which will continue as planned. It’s business as usual, and remember that Enterprise Services and CSC are competitors in the meantime. There will be no joint account planning with CSC until after next year’s close.

I encourage you to stay connected. We have People Manager Meetings on May 25 and don’t miss the Enterprise Services All Employee meeting on June 9.

Change is never easy, and I know the next several months are going to be a bit crazy. But I believe change is worth it…we will create a new pure-play company that is completely focused on winning in the IT services market.  Think about that for a moment. I am confident this is the right thing for our business.  Thank you for everything you’re doing. Please stay focused on our business and delivering for our customers. Thank you.

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Hewlett Packard Enterprise Announces Plans for Tax-Free Spin-Off and Merger of Enterprise Services Business with CSC Investor Presentation May 24, 2016

Forward Looking Statements Information set forth in this presentation, including statements as to Hewlett Packard Enterprise Company’s (“Hewlett Packard Enterprise”) outlook and financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Computer Sciences Corporation (“CSC”) and Everett SpinCo, Inc. (“Enterprise Services”) which will immediately follow the proposed spin-off of Enterprise Services from Hewlett Packard Enterprise, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. These statements are based on various assumptions and the current expectations of the management of Hewlett Packard Enterprise and CSC, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Hewlett Packard Enterprise or CSC. Forward-looking statements included herein are made as of the date hereof, and Hewlett Packard Enterprise and CSC undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws. Some forward-looking statements discuss Hewlett Packard Enterprise’s or CSC’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this presentation include, but are not limited to, statements regarding the expected effects on Hewlett Packard Enterprise, Enterprise Services and CSC of the proposed distribution of Enterprise Services to Hewlett Packard Enterprise’s stockholders and merger of Enterprise Services with a subsidiary of CSC (the “Transaction”), the anticipated timing and benefits of the Transaction, including future financial and operating results, and whether the Transaction will be tax-free for Hewlett Packard Enterprise and its stockholders for U.S. federal income tax purposes, the combined company’s plans, objectives, expectations and intentions. Forward-looking statements also include all other statements in this presentation that are not historical facts. These statements are based on the current expectations of the management of Hewlett Packard Enterprise and CSC (as the case may be) and are subject to uncertainty and to changes in circumstances. Important factors that could cause actual results to differ materially from those in the forward-looking statement include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise’s and CSC’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; CSC’s ability to integrate Enterprise Services successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise’s or CSC’s businesses; the effect of economic, competitive, legal, governmental and technological factors and other factors described under “Risk Factors” in each of Hewlett Packard Enterprise’s and CSC’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional Information and Where to Find It: This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed Transaction, CSC will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus. CSC will also file a proxy statement which will be sent to the CSC shareholders in connection with their vote required in connection with the Transaction. In addition, Everett expects to file a registration statement in connection with its separation from Hewlett Packard Enterprise. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSC, EVERETT AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Hewlett Packard Enterprise at Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, Attention: Investor Relations, or by calling (650) 857-2246. 2

Transaction by the Numbers 'Spin-Merger' services w HPE billion xpected first-year cost e by end of first year* company,after transaction closes lower costs E:::::::l Hewlett Packard Enterprise 3 Hewlett Packard Enterprise Announces Plans for of Enterprise Services Business with CSC Consolidation expected to create a new $26 billion pure-play in global IT Move also unlocks faster growing, higher-margin and stronger free cash flo Tax-free transaction in e syn rat *for newly combined TRANSFER OF D 11n newly combined company stock going to HPE shareholders. Value of stock based on 60-day avg closing esc share price as of 5/23/16. HPE shareholders will own ..so% of combined company One-time costs to separate Enterprise Services from HPE to be offset by associated with previously announced FY15 restructuring program $1 ergies, and $1.58 run EBT AND OTHER LIABILITIES $2.58 $1.58 CASH DIVIDEND

HPE's Enterprise Services CSC + r The newly combined company will deliver world-class offerings in next-generation cloud, mobility,application development & modernization, business process services, big data & analytics,workplace, IT services,and security. AnnuaiRevenue $26 billion· Leadership Mike Lawrie Chairman, President & CEO Global Alliances 100+ with Best of Breed Partners • Mike Nefkens will be a key part of the executive team • Meg Whitman will join the new company's board •Countries Deep Industry Experience Financial Services Consumer Products Transportation Healthcare E:::::::J *Based on $188 in trailing 4 quarters of revenue tor HPE's ES segment (adjusted tor Mphasis and CMS), plus $8B in trailing 4 quarters of revenue torCSC (adjusted tor recent acquisitions) 4 Hewlett Packard Enterprise Insurance • The new company's board will be split 50/50 between directors nominated by HPE and CSC 70 Delivery Centers 85 Data Centers 95

Hewlett Packard Enterprise HPE will sharpen its focus on secure, next-generation, software-defined infrastructure that leverages a world-class portfolio of servers, storage,networking, converged infrastructure, as well as our Helion Cloud platform and software assets. KEY BUSINESSES Servers ) Infrastructure Whitman President & CEO #1 #1 #2 #2 #2 LEADERSHIP POSITIONS SW Revenue $3 billion* HPEFS Revenue $i8nue billion* EG,SW and HPEFS calculated based on trailing four quarter scgmC!nt revenue is total HPE revenue calculated on a trailing four quarter basis, inter-company elirninalions,lesthe Enterprise Servkes ;egment. excluding and Media Solutions (CMS) (1) CQ4'15 IDCWWQuarterly Server Tracker (2) CQ4'1SIDC WW Disk Storage Tracker (3) Synergy C04'15 WW Cloud Build Tracker. Ma rch (5) CQ4'15 IDC WW Converged Systemt racker orking Tracker E:::::::l Hewlett Packard Enterprise 5 Network1ng Cloud (3) (1) Storagec2 (Total) •(4) $3 billio 2016 (4) C01'16 Deii'Oro WW Netw n* Converged (5) Systems Meg *Revenue for revenue;HPE induding Commercial

Transaction delivers HPE approximately $8.5 billion in after-tax value pension liabilities to CSC2 50% interest in the new combined 1.Value of stock based on 60-day average closing CSC share price as of May 23, 2016 2.HPE will effectively transfer $2.4B in gross unfunded pension liabilities (estimated as of March 31, 2016) and utilize approx. $1.8B in off-shore cash to either pre-fund the pension liabilities or transfer directly to CSC for a net consideration of $0.6B that is fixed. The specific amounts of gross unfunded pension liabilities and offshore cash used for funding or transfer to CSC will be determined later. 6 • $1.9bn of HPE debt will either be retired or assumed by CSC • HPE will transfer $0.6B of net • CSC to deliver $1.5 billion of onshore cash to HPE • HPE’s shareholders to receive approx. company TRANSACTION BENEFITS TO HPE Transfer of EDS notes $0.3B Retirement of HPE debt $1.6B Transfer of net pension liability $0.6B Cash dividend to HPE $1.5B Stock consideration to HPE shareholders1 $4.5B Enterprise Services Transaction Value $8.5B Target close of March 31, 2017 TRANSACTION STRUCTURE

Transaction details • • Expected tax-free distribution to shareholders for US federal income tax purposes HPE’s shareholders to receive approx. 50% interest in the new combined company • Transaction is targeted to be complete by March 31, 2017, subject to market, regulatory and certain other conditions • Expect to incur approximately $900 million in one-time GAAP-only charges related to the transaction during the periods preceding the closing Transaction does not impact fiscal year 2016 non-GAAP outlook Both companies are expected to be well capitalized with investment-grade credit ratings and have disciplined, returns-based approaches to capital allocation • • • • • • Approval of CSC shareholders Effectiveness of registration statements Completion of tax-free spin-off and Spinco debt exchange HSR and scheduled foreign anti-trust approvals 7 PRINCIPAL CLOSING CONDITIONS FINANCIAL IMPLICATIONS TIMING TRANSACTIO N STRUCTURE

Hewlett Packard Enterprise Company shared, throught its social media accounts, certain articles and blog posts regarding the proposed Transaction.  Below are copies of the posts made on Twitter.

On May 24, 2016, Hewlett Enterprise Company sent the following Tweets under the Twitter Handle @HPE_News (https://twitter.com/HPE_News).

•                  Forward-looking statements: investors.hpe.com/financial $HPE

•                  By the numbers: @HPE’s spin-off & merger of ES business with @CSC (INFOGRAPHIC) hp.nu/DJV5300xPng $HPE

[See INFOGRAPHIC in this 425 filing]

.@HPE announces tax-free spin-off & merger of ES business with CSC, expected to create pure-play, global IT services leader $HPE

•                  Deal @HPE announced today with @CSC will be very beneficial to customers, employees & shareholders of both companies $HPE

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Forward Looking Statements

Information set forth in this communication, including statements as to Hewlett Packard Enterprise Company’s (“Hewlett Packard Enterprise”) outlook and financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Computer Sciences Corporation (“CSC”) and Everett SpinCo, Inc. (“Enterprise Services”) which will immediately follow the proposed spin-off of Enterprise Services from Hewlett Packard Enterprise, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.

These statements are based on various assumptions and the current expectations of the management of Hewlett Packard Enterprise and CSC, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Hewlett Packard Enterprise or CSC. Forward-looking statements included herein are made as of the date hereof, and Hewlett Packard Enterprise and CSC undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Hewlett Packard Enterprise’s or CSC’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,”

“projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this communication include, but are not limited to, statements regarding the expected effects on Hewlett Packard Enterprise, Enterprise Services and CSC of the proposed distribution of Enterprise Services to Hewlett Packard Enterprise’s stockholders and merger of Enterprise Services with a subsidiary of CSC (the “Transaction”), the anticipated timing and benefits of the Transaction, including future financial and operating results, and whether the Transaction will be tax-free for Hewlett Packard Enterprise and its stockholders for U.S. federal income tax purposes, the combined company’s plans, objectives, expectations and intentions. Forward-looking statements also include all other statements in this communication that are not historical facts.

These statements are based on the current expectations of the management of Hewlett Packard Enterprise and CSC (as the case may be) and are subject to uncertainty and to changes in circumstances. Important factors that could cause actual results to differ materially from those in the forward-looking statement include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise’s and CSC’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; CSC’s ability to integrate Enterprise Services successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise’s or CSC’s businesses; the effect of economic, competitive, legal, governmental and technological factors and other factors described under “Risk Factors” in each of Hewlett Packard Enterprise’s and CSC’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

These communications shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  In connection with the proposed Transaction, CSC will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus.  CSC will also file a proxy statement which will be sent to the CSC shareholders in connection with their vote required in connection with the Transaction.  In addition, Everett expects to file a registration statement in connection with its separation from Hewlett Packard Enterprise.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME

AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSC, EVERETT AND THE TRANSACTION.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov.  These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Hewlett Packard Enterprise at Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, Attention: Investor Relations, or by calling (650) 857-2246.